                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                            MADE2MANAGE SYSTEMS, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   556466-10-0
                                ----------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|Rule 13d-1(b)

               |_|Rule 13d-1(c)

               |X|Rule 13d-1(d)

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 2 of 10

=========== ====================================================================
    1       Name Of Reporting Person            H&Q LONDON VENTURES

            IRS Identification No. Of Above Person                    94-2966540
----------- --------------------------------------------------------------------
    2       Check The Appropriate Box If A Member Of A Group  (a) |_| (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       Citizenship Or Place Of Organization

                                     ENGLAND
================================ ============ ==================================
           NUMBER OF                  5       Sole Voting Power             -0-
            SHARES               ------------ ----------------------------------
         BENEFICIALLY                 6       Shared Voting Power      807,606
         OWNED BY EACH           ------------ ----------------------------------
           REPORTING                  7       Sole Dispositive Power        -0-
          PERSON WITH            ------------ ----------------------------------
                                      8       Shared Dispositive Power 976,793
============= ==================================================================
     9        Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                       976,793
------------- ------------------------------------------------------------------
     10       Check Box If The Aggregate Amount In Row (9) Excludes
              Certain Shares*                                              |_|
------------- ------------------------------------------------------------------
     11       Percent Of Class Represented By Amount In Row 9             17.0%
------------- ------------------------------------------------------------------
     12       Type Of Reporting Person*                                     PN
============= ==================================================================

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 3 of 10

=========== ====================================================================
    1       Name Of Reporting Person         HAMBRECHT & QUIST VENTURE PARTNERS

            IRS Identification No. Of Above Person                    94-2949080
----------- --------------------------------------------------------------------
    2       Check The Appropriate Box If A Member Of A Group (a) |_|  (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       Citizenship Or Place Of Organization
                                          CALIFORNIA
================================ ============ ==================================
           NUMBER OF                  5       Sole Voting Power             -0-
            SHARES               ------------ ----------------------------------
         BENEFICIALLY                 6       Shared Voting Power      807,606
         OWNED BY EACH           ------------ ----------------------------------
           REPORTING                  7       Sole Dispositive Power        -0-
          PERSON WITH            ------------ ----------------------------------
                                      8       Shared Dispositive Power 976,793
============= ==================================================================
     9        Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                       976,793
------------- ------------------------------------------------------------------
     10       Check Box If The Aggregate Amount In Row (9) Excludes
              Certain Shares*                                              |_|
------------- ------------------------------------------------------------------
     11       Percent Of Class Represented By Amount In Row 9             17.0%
------------- ------------------------------------------------------------------
     12       Type Of Reporting Person*                                     PN
============= ==================================================================

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 4 of 10

=========== ====================================================================
    1       Name Of Reporting Person            H&Q VENTURE PARTNERS, LLC

            IRS Identification No. Of Above Person
----------- --------------------------------------------------------------------
    2       Check The Appropriate Box If A Member Of A Group (a) |_| (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
            Citizenship Or Place Of Organization
    4
                                    DELAWARE
================================ ============ ==================================
           NUMBER OF                  5       Sole Voting Power             -0-
            SHARES               ------------ ----------------------------------
         BENEFICIALLY                 6       Shared Voting Power      807,606
         OWNED BY EACH           ------------ ----------------------------------
           REPORTING                  7       Sole Dispositive Power        -0-
          PERSON WITH            ------------ ----------------------------------
                                      8       Shared Dispositive Power 976,793
============= ==================================================================
     9        Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                       976,793
------------- ------------------------------------------------------------------
     10       Check Box If The Aggregate Amount In Row (9) Excludes
              Certain Shares*                                              |_|
------------- ------------------------------------------------------------------
     11       Percent Of Class Represented By Amount In Row 9             17.0%
------------- ------------------------------------------------------------------
     12       Type Of Reporting Person*                                     C0
============= ==================================================================

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 5 of 10

=========== ====================================================================
    1       Name Of Reporting Person            HAMBRECHT & QUIST CALIFORNIA

            IRS Identification No. Of Above Person                   94-2856927
----------- --------------------------------------------------------------------
    2       Check The Appropriate Box If A Member Of A Group (a) |_|  (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       Citizenship Or Place Of Organization

                                   CALIFORNIA
================================ ============ ==================================
           NUMBER OF                  5       Sole Voting Power             -0-
            SHARES               ------------ ----------------------------------
         BENEFICIALLY                 6       Shared Voting Power      807,606
         OWNED BY EACH           ------------ ----------------------------------
           REPORTING                  7       Sole Dispositive Power        -0-
          PERSON WITH            ------------ ----------------------------------
                                      8       Shared Dispositive Power 976,793
============= ==================================================================
     9        Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                       976,793
------------- ------------------------------------------------------------------
     10       Check Box If The Aggregate Amount In Row (9) Excludes
              Certain Shares*                                              |_|
------------- ------------------------------------------------------------------
     11       Percent Of Class Represented By Amount In Row 9            17.0%
------------- ------------------------------------------------------------------
     12       Type Of Reporting Person*                                      CO
============= ==================================================================

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 6 of 10

Item 1(a).     NAME OF ISSUER.
               --------------

               Made2Manage Systems, Inc. (the "Issuer").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               ------------------------------------------------

               9002 Purdue Road, Indianapolis, IN 46268.

Item 2(a).     NAMES OF PERSONS FILING.
               -----------------------

               Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
               -----------------------------------------------------------

               The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).     CITIZENSHIP.
               -----------

               Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).     TITLE OF CLASS OF SECURITIES.
               ----------------------------

               Common stock ("Common Stock").

Item 2(e).     CUSIP NUMBER.
               ------------

               556466-10-0

Item 3.        TYPE OF REPORTING PERSON.
               ------------------------

               Not applicable.

Item 4.        OWNERSHIP.
               ---------

               Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's Form 10-Q for the quarter ended March 31, 2000, there were 4,741,733 shares of Common Stock issued and outstanding as of April 30, 2000. At December 31, 2000, the following shares of Common Stock were held directly by the following persons:

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 7 of 10



                                                             Common Stock
               Person                                        Directly Owned
               ------                                        --------------


         H&Q London Ventures                                    520,562

         Hambrecht  & Quist California                          287,044
                                                                -------

         TOTAL                                                  807,606
                                                                =======



                  Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC and Hambrecht & Quist California ("H&Q California"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. H&Q California is an indirect wholly owned subsidiary of J.P. Morgan Chase & Co., Inc. and as a result J.P. Morgan Chase & Co., Inc. may be deemed to beneficially own any securities held by H&Q California.

                  In addition, H&Q California may be determined to be the beneficial owner 169,187 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company
PLC). Pursuant to existing arrangements, H&Q California does not have voting power over such shares, but may be considered to have investment power. Although such shares are included in the number of shares beneficially owned by the reporting persons for purposes of this Schedule, the reporting persons disclaim beneficial ownership of such shares for any purpose.

                  Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                  Hambrecht & Quist Group ("H&Q Group") previously reported its beneficial ownership of Issuer securities as members of a group that included the foregoing reporting persons. However, H&Q Group has merged out of existence.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  --------------------------------------------

                  Not applicable.


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CUSIP No.556466-10-0          SCHEDULE 13G                         Page 8 of 10


Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  --------------------------------------------------------
                  PERSON.
                  ------

                  Not applicable.

Item 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ---------------------------------------------------------
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  -------------------------------------------------------------
                  COMPANY.
                  --------

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  ---------------------------------------------------------

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.
                  ------------------------------

                  Not applicable.

Item 10.          CERTIFICATION.
                  -------------

                  Not applicable.

CUSIP No.556466-10-0          SCHEDULE 13G                         Page 9 of 10


                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2001.




H&Q LONDON VENTURES                                      H&Q VENTURE PARTNERS, LLC



By: /s/ JACKIE A. BERTERRETCHE                           By: /s/ WILLIAM D. EASTERBROOK
   --------------------------------                         --------------------------------
        Jackie A. Berterretche                                   William D. Easterbrook
        Attorney-In-Fact                                         Member-Manager

HAMBRECHT & QUIST VENTURE PARTNERS                       HAMBRECHT & QUIST CALIFORNIA



By: /s/ JACKIE A. BERTERRETCHE                           By: /s/ STEVEN N. MACHTINGER
   --------------------------------                         --------------------------------
        Jackie A. Berterretche                                   Steven N. Machtinger
        Attorney-in-Fact                                         General Counsel & Secretary




CUSIP No.556466-10-0          SCHEDULE 13G                         Page 10 of 10


                                  EXHIBIT INDEX




               Exhibit 99.1A        Joint Filing Undertaking               Page 11
